Exhibit 99.1

DHX MEDIA (dba WILDBRAIN) REPORTS 2020 FIRST QUARTER RESULTS AND IMPROVING FINANCIAL FLEXIBILITY

•	Revenue increased 8% to $112.3 million in Q1 2020 vs $104.0 million in Q1 2019.
•	Cash flow from operations increased to $18.7 million in Q1 2020 vs negative cash flow of $10.0 million in Q1 2019.
•	$7.6 million was paid down on the term loan in Q1 2020 from excess cash flow.
•	Adjusted EBITDA rose to $19.6 million compared to $17.3 million in Q1 2019.
•	Net loss was $16.0 million vs a net loss of $2.4 million in Q1 2019, affected by one-time reorganization charges and a non-cash foreign exchange loss.
•	WildBrain Spark[1] views grew 66% to over 12 billion in Q1 2020; revenue rose 37% to $22.1 million vs $16.2 million in Q1 2019.
•	Post quarter-end, we announced a $60.0 million rights offering, of which $50.0 million will be used to reduce the term loan and the remaining balance for working capital. After this repayment, the net leverage ratio[5] will be reduced from 5.66x to approximately 5.14x as at September 30, 2019 on a pro forma basis.
•	Post quarter-end, lender consent was obtained to amend the term loan to remove the step downs in the net leverage covenant[5] and retain the covenant at 6.75x for the remainder of the loan term.

Halifax, NS – November 6, 2019 – DHX Media (dba WildBrain) ("WildBrain" or the "Company") (TSX: DHX, NASDAQ: DHXM), a global kids’ and family content and brands company, today reported its Fiscal 2020 first quarter results for the three-month period ended September 30, 2019 ("Q1 2020").

Eric Ellenbogen, WildBrain CEO, said: "In Q1 2020, we saw double-digit growth in viewership in our AVOD business, WildBrain Spark. We reached a new milestone with over four billion views a month. We also delivered Snoopy in Space, our first new original Peanuts content for Apple TV+ that debuted worldwide this month. The recently announced rights offering is an important vote of confidence from our shareholders – backstopped by our largest shareholder – that strengthens WildBrain's financial position and is a further step towards long-term sustainable growth. In the six months since taking on my advisory position and two months now as CEO, I've become more energized and enthused about the untapped opportunities across our portfolio of assets. It will take time and investment to fully unlock this value, but I couldn't be more optimistic about our future."

Aaron Ames, WildBrain CFO, added: "We continued to improve our cash generation in the quarter. We paid down $7.6 million of debt in the quarter from excess cash flow and expect to make an additional $50.0 million payment on the term loan upon closing of the rights offering. Our ability to eliminate the covenant step downs on the term loan following this repayment will provide us with greater flexibility to invest in the long-term growth areas of our business."

Toronto Queen’s Quay Terminal 207 Queens Quay W., Suite 550 Toronto, ON M5J 1A7 Canada t +1 416 363 8034	Halifax 5657 Spring Garden Road Suite 505 Halifax, NS B3J 3R4 Canada t +1 902 423 0260	Vancouver 380 West 5th Avenue Vancouver, BC V5Y 1J5 Canada t +1 604 684 2363 www.wildbrain.com	New York 370 7th Avenue 7 Penn Plaza Suite 1701 New York, NY 10001 USA t +1 212 293 8555	London 183 Eversholt Street, London, NW1 1BU United Kingdom t +44 (0)20 7631 3931

Q1 2020 Performance - Executing on Priorities

During Q1 2020, we executed against our priorities as highlighted below:

PRIORITIES	HIGHLIGHTS
Develop New, and Revitalize Classic Brands with Content on WildBrain Spark

•       Grew WildBrain Spark revenue by 37% to $22.1 million in Q1 2020.

•       Grew WildBrain Spark’s online audience by 66% to over 12 billion views in the quarter vs a year ago, amounting to more than 56 billion minutes of videos watched, up 43% from Q1 2019. During Q1 2020, WildBrain Spark averaged more than four billion views per month.

Develop Premium Kids’ Content to Drive Franchise Brands

•       Delivered all 12 episodes of the first new original Peanuts series, Snoopy in Space, that debuted on November 1, 2019 on Apple TV+. Apple's streaming service will be free for one year on all new devices, providing global exposure to extend the Peanuts brand to a new generation of kids and families.

Improve Cash Flow and Balance Sheet

•       Generated $18.7 million in positive operating cash flow for Q1 2020 vs a cash outflow of $10.0 million in Q1 2019.

•       Paid down $7.6 million on the term loan from excess cash flow.

•       Subsequent to quarter-end, announced a $60.0 million rights offering of which $50.0 million will be used to further reduce the term loan.

Q1 2020 Financial Highlights

Financial Highlights [3,4] (in millions of Cdn$)	Three Months ended September 30,
	2019	2018
Revenue	$112.3	$104.0
Gross Margin	$49.4	$42.8
Gross Margin (%)	44%	41%
Adjusted EBITDA attributable to WildBrain	$19.6	$17.3
Net Loss attributable to WildBrain	$(16.0)	$(2.4)
Basic Loss per Share	$(0.12)	$(0.02)

Q1 2020 revenue of $112.3 million was up 8% over the same quarter last year, driven by higher revenues earned from both our non-WildBrain Spark distribution and WildBrain Spark ad-based video-on-demand ("AVOD") businesses.

Toronto Queen’s Quay Terminal 207 Queens Quay W., Suite 550 Toronto, ON M5J 1A7 Canada t +1 416 363 8034	Halifax 5657 Spring Garden Road Suite 505 Halifax, NS B3J 3R4 Canada t +1 902 423 0260	Vancouver 380 West 5th Avenue Vancouver, BC V5Y 1J5 Canada t +1 604 684 2363 www.wildbrain.com	New York 370 7th Avenue 7 Penn Plaza Suite 1701 New York, NY 10001 USA t +1 212 293 8555	London 183 Eversholt Street, London, NW1 1BU United Kingdom t +44 (0)20 7631 3931

In Q1 2020, distribution revenue (excluding WildBrain Spark) rose 78% to $15.6 million vs. $8.8 million a year ago, driven by a large library deal with CBS All Access, a major new entrant in the streaming space, demonstrating the variability in revenue by quarter depending on timing of deals.

WildBrain Spark revenue grew 37% to $22.1 million in Q1 2020 vs $16.2 million in Q1 2019, as we continued to benefit from a growing online audience consuming content on our AVOD network. Views were up 66% to over 12.1 billion in Q1 2020. This equated to 56.3 billion of minutes of videos watched on WildBrain Spark, up 43% from the same prior-year quarter. We continue to monetize our large and growing user base and the long-term potential of WildBrain Spark.

Our consumer products-owned business continued to deliver consistent royalties, with $40.1 million in revenue in Q1 2020 vs $40.7 million in Q1 2019.

Gross margin increased to 44% in Q1 2020 vs 41% in Q1 2019, primarily due to higher non-WildBrain Spark distribution revenue and the impact of IFRS 162.

In Q1 2020, we began a management reorganization to streamline the organization and to integrate business units and reduce costs. As a result, one-time cash reorganization charges in the range of $10.0 to $12.0 million are expected by the end of Fiscal 2020, of which $5.4 million was incurred in Q1 2020. Approximately $10.0 million in annualized saving are expected to be generated. A portion of these savings will be redeployed to invest in growth areas, including our AVOD business, creative and brands.

Adjusted EBITDA rose to $19.6 million in Q1 2020 vs $17.3 million in the same quarter last year. The implementation of the IFRS 162 accounting standard for leases positively impacted adjusted EBITDA by $1.8 million in Q1 2020 while Q1 2019 included an incremental $1.3 million related to a higher ownership stake in Peanuts for part of last year's quarter3. Normalizing for the effects of these items, adjusted EBITDA was up $1.8 million in Q1 2020.

Q1 2020 recorded a net loss of $16.0 million vs a net loss of $2.4 million in the same quarter last year. The higher loss was affected by one-time reorganization charges incurred in the quarter and a higher non-cash foreign exchange loss.

We have taken a number of actions to improve our financial flexibility. We paid down $7.6 million on the term loan in Q1 2020 from excess cash flow. Subsequent to quarter-end, we announced a rights offering, which is being backstopped by Fine Capital Partners, L.P., our largest shareholder, and will provide $60.0 million in gross proceeds. We will use $50.0 million of the proceeds to reduce our term loan, and the remaining $10.0 million, less customary closing costs, for general working capital purposes. The offering is expected to close on or around November 22, 2019. Following this debt repayment, net leverage ratio5 as of September 30, 2019 would be reduced from 5.66x to approximately 5.14x on a pro forma basis.

Toronto Queen’s Quay Terminal 207 Queens Quay W., Suite 550 Toronto, ON M5J 1A7 Canada t +1 416 363 8034	Halifax 5657 Spring Garden Road Suite 505 Halifax, NS B3J 3R4 Canada t +1 902 423 0260	Vancouver 380 West 5th Avenue Vancouver, BC V5Y 1J5 Canada t +1 604 684 2363 www.wildbrain.com	New York 370 7th Avenue 7 Penn Plaza Suite 1701 New York, NY 10001 USA t +1 212 293 8555	London 183 Eversholt Street, London, NW1 1BU United Kingdom t +44 (0)20 7631 3931

Also post quarter-end, WildBrain obtained the consent of lenders to amend the net leverage ratio5 covenant under its term loan to 6.75x with no step downs for the remainder of the term through to December 2023. As part of the amendment, the interest rate on the term loan will increase from USD LIBOR + 3.75% to USD LIBOR + 4.25%. The amendment is subject to the $50.0 million payment on the term loan from the rights offering and other customary closing conditions. The amendment is expected take effect towards the end of November 2019.

Additionally, with the approval of the board of directors (the “Board”) and the Toronto Stock Exchange ("TSX"), 100 million Preferred Variable Voting Shares (“PVV Shares”) in the capital of the Company were transferred to Aaron Ames, CFO, effective today.  The PVV Shares were instituted prior to the Company’s initial public offering, are to be held by a named officer of the Company and are maintained to ensure regulatory compliance with Canadian ownership requirements related to Canadian production and television businesses.6

1.	On September 23, 2019, we announced the intention to change our corporate name to "WildBrain", and to rebrand our AVOD business, previously called "WildBrain", to "WildBrain Spark". As the corporate name change is subject to shareholder approval at our next Annual Meeting, the Company is reporting as DHX Media and refers to its AVOD business as "WildBrain" in its Q1 2020 MD&A and Financial Statements. For the purposes of this press release, "WildBrain Spark" refers to "WildBrain" as reported in those documents.

2.	The Company implemented the IFRS 16 accounting standard in Q1 2020, which introduces a single accounting model and eliminates the distinction between operating and finance leases for lessees. The adoption of IFRS 16 affects adjusted EBITDA and net income. See note 3 in the Q1 2020 interim consolidated financial statements.

3.	On July 23, 2018, we sold a stake in Peanuts, reducing our ownership from 80% to 41% in the franchise. As a result of the sale, Q1 2019 adjusted EBITDA attributable to WildBrain and net income attributable to WildBrain included 23 days of our 80% ownership and 69 days of our 41% stake.

4.	Gross Margin and Adjusted EBITDA are non-GAAP financial measures. Gross Margin means revenue less direct production costs and expense of film and television programs produced (per the financial statements). Adjusted EBITDA represents income of the Company before amortization, finance income (expense), taxes, development expenses, impairments, equity-settled share-based compensation expense, and adjustments for other identified charges. Further details on the definitions of and reconciliation to Gross Margin and Adjusted EBITDA can be found in the “Non-GAAP Financial Measures” section of the Company’s Q1 2020 MD&A.

5.	Net debt includes long-term debt, lease obligations and bank indebtedness less cash, and excludes interim production financing. Net leverage ratio as discussed in this press release is a reference to the Total Net Leverage Ratio as defined in the Company’s senior secured credit agreement available on SEDAR at www.sedar.com. The adoption of IFRS 16 in Q1 2020 added $34.2 million in new lease obligations, which will not have any impact on the calculation of the Total Net Leverage Ratio as per the terms of the senior secured credit agreement.

6.	The 100 million PVV Shares represent 100% of the issued and outstanding shares of such class. The value of the consideration paid for the shares was $1 in aggregate. Concurrently with the transfer, the CFO entered into a shareholders agreement (the "PVV Shareholders Agreement") with the Company, whereby the CFO (i) agreed not to transfer the PVV Shares, in whole or in part, except with prior written approval of the Board, (ii) granted the Company the unilateral right to compel the transfer of the PVV Shares, at any time and from time to time, in whole or in part, to a person designated by the Board, and (iii) granted the Company a power of attorney to effect any transfers contemplated by the PVV Shareholders Agreement. The Board will not approve or compel a transfer without first obtaining the approval of the TSX, and the PVV Shareholders Agreement cannot be amended, waived or terminated unless approved by the TSX.

Toronto Queen’s Quay Terminal 207 Queens Quay W., Suite 550 Toronto, ON M5J 1A7 Canada t +1 416 363 8034	Halifax 5657 Spring Garden Road Suite 505 Halifax, NS B3J 3R4 Canada t +1 902 423 0260	Vancouver 380 West 5th Avenue Vancouver, BC V5Y 1J5 Canada t +1 604 684 2363 www.wildbrain.com	New York 370 7th Avenue 7 Penn Plaza Suite 1701 New York, NY 10001 USA t +1 212 293 8555	London 183 Eversholt Street, London, NW1 1BU United Kingdom t +44 (0)20 7631 3931

Pursuant to the rights offering, the rights and shares issuable upon exercise of the rights have not been, and will not be, registered in the United States Securities Act of 1933, as amended, and accordingly, the rights and the shares are not being publicly offered for sale in the "United States" or to "U.S. persons" (as such terms are defined in Regulation S under the United States Securities Act of 1933, as amended). This press release does not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. There shall be no sale of the securities in any jurisdiction in which an offer to sell, a solicitation of an offer to buy or a sale would be unlawful.

Q1 2020 Conference Call

The Company will hold a conference call on November 6, 2019 at 8:00 a.m. ET to discuss Q1 2020 results.

To listen, call +1 (888) 231-8191 toll-free or +1 (647) 427-7450 internationally and reference conference ID 5297978. Please allow 10 minutes to be connected to the conference call. Replay will be available after the call on +1 (855) 859-2056 toll free, under passcode 5297978, until 11:59 p.m. ET, November 12, 2019.

The audio and transcript will also be archived on the Company’s website approximately two days after the event.

For more information, please contact:

Investor Relations: Nancy Chan-Palmateer - Director, Investor Relations, WildBrain

nancy.chanpalmateer@wildbrain.com

+1 416-977-7358

Media: Shaun Smith - Director, Corporate & Trade Communications, WildBrain

shaun.smith@wildbrain.com

+1 416-977-7230

About WildBrain

At WildBrain we make great content for kids and families. With over 13,000 half-hours of filmed entertainment in our library - one of the world’s most extensive - we are home to such brands as Peanuts, Teletubbies, Strawberry Shortcake, Caillou, Inspector Gadget and Degrassi. Our shows are seen in more than 150 countries on over 500 telecasters and streaming platforms. Our AVOD business - WildBrain Spark - offers one of the largest networks of kids’ channels on YouTube, with over 109 million subscribers. We also license consumer products and location-based entertainment in every major territory for our own properties as well for our clients and content partners. Our television group owns and operates four family entertainment channels that are among the most-viewed in Canada. WildBrain is headquartered in Canada with offices worldwide and trades on the Toronto Stock Exchange (DHX) and the NASDAQ (DHXM). Visit us at www.wildbrain.com.

On September 23, 2019, DHX Media Ltd. announced it is rebranding as “WildBrain”.

Toronto Queen’s Quay Terminal 207 Queens Quay W., Suite 550 Toronto, ON M5J 1A7 Canada t +1 416 363 8034	Halifax 5657 Spring Garden Road Suite 505 Halifax, NS B3J 3R4 Canada t +1 902 423 0260	Vancouver 380 West 5th Avenue Vancouver, BC V5Y 1J5 Canada t +1 604 684 2363 www.wildbrain.com	New York 370 7th Avenue 7 Penn Plaza Suite 1701 New York, NY 10001 USA t +1 212 293 8555	London 183 Eversholt Street, London, NW1 1BU United Kingdom t +44 (0)20 7631 3931

Forward-Looking Statements

This press release contains “forward-looking statements” under applicable securities laws with respect to the Company including, without limitation, statements regarding the rights offering and expected use of proceeds, amendments to the Company’s credit agreement, pursuit of monetization and other strategies with respect to the Company’s  YouTube business, the management and business reorganization of the Company, charges and cost savings associated with such reorganization, the financial position of the Company, the business strategies and operational activities of the Company, and the future growth and financial and operating performance of the Company. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results or events may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include the ability of the Company to execute on its business strategies, the ability of the Company to realize expected operating and cost savings, consumer preferences, market factors, the ability of the Company to execute on production and licensing arrangements, and risk factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under “Risk Factors” in the Company’s most recent Annual Information Form and annual Management Discussion and Analysis, which also form part of the Company’s annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Toronto Queen’s Quay Terminal 207 Queens Quay W., Suite 550 Toronto, ON M5J 1A7 Canada t +1 416 363 8034	Halifax 5657 Spring Garden Road Suite 505 Halifax, NS B3J 3R4 Canada t +1 902 423 0260	Vancouver 380 West 5th Avenue Vancouver, BC V5Y 1J5 Canada t +1 604 684 2363 www.wildbrain.com	New York 370 7th Avenue 7 Penn Plaza Suite 1701 New York, NY 10001 USA t +1 212 293 8555	London 183 Eversholt Street, London, NW1 1BU United Kingdom t +44 (0)20 7631 3931